SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2 (b)
(AMENDMENT NO. 4)1

Roberts Realty Investors, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

769900101
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|            Rule 13d-1(b)

             |_|            Rule 13d-1(c)

             |X|            Rule 13d-1(d)

        1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  769900101                                                              13G                                Page  2  of  5  Pages

1.	NAMES OF REPORTING PERSONS	James M. Goodrich
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_|
(b) |_|

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen

NUMBER OF	5.	SOLE VOTING POWER	14,787
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	267,060
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	14,787
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	267,060

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	281,847

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.3%

12.	TYPE OF REPORTING PERSON*	IN

Item 1.

(a)        Name of Issuer

             Roberts Realty Investors, Inc.

(b)        Address of Issuer’s Principal Executive Offices:

             450 Northridge Parkway, Suite 302
             Atlanta, GA 30350

Item 2.

(a)        Name of Person Filing

             James M. Goodrich

(b)        Address of Principal Business Office or, if None, Residence:

             524 Manor Ridge Drive
             Atlanta, GA 30305

(c)        Citizenship

             United States of America

(d)        Title of Class of Securities:

             Common Stock

(e)        CUSIP Number:

             769900101

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   Not applicable.

Item 4.      Ownership

(a)	Amount Beneficially Owned:

Dr. Goodrich beneficially owns 281,847 shares, composed of (i) 14,787 shares owned by Dr. Goodrich through an IRA, (ii) 158,582 shares owned jointly by Dr. Goodrich and Penelope Goodrich, his wife, and (iii) 108,478 shares owned by Goodrich Enterprises, Inc., of which Dr. Goodrich is the President.

          (b)    Percent of Class:

                   5.3%

          (c)    Number of shares as to which such person has:

                       (i)           sole power to vote or to direct the vote                                          14,787

                       (ii)           shared power to vote or to direct the vote                                  267,060

                       (iii)          sole power to dispose or to direct the disposition of                   14,787

                       (iv)          shared power to dispose or to direct the disposition of           267,060

Item 5.      Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person

The dividends or proceeds from the sale of 108,478 shares owned by Goodrich Enterprises, Inc., of which Dr. Goodrich is the President, would be distributed to such company.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company

                  Not applicable.

Item 8.      Identification and Classification of Members of the Group

                  Not applicable.

Item 9.      Notice of Dissolution of Group

                  Not applicable.

Item 10.   Certification.

                  Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005 (Date)

/s/ James M. Goodrich (Signature)

James M. Goodrich (Name/Title)